Exhibit 1

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[LOGO]

Rinker Group Limited

Results Presentation

Six months ended 30 September 2004

Welcome to our briefing today on the results for Rinker Group Limited (Rinker) for the half year ended 30 September 2004

I would like to introduce the members of the Rinker group management team here today –

Tom Burmeister, our CFO,

Sharon DeHayes, who now runs Readymix, after several years as President of our Florida Materials division,

Peter Abraham, our general counsel & company secretary,

Dave Berger, Vice President Strategy & Development, and

Debra Stirling, Vice President, Corporate Affairs & Investor Relations.

Forward–looking statements

This presentation contains a number of forward-looking statements. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

[LOGO]

Important notes

A$ and US$ accounts

Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix Holdings in Australia and China) each generate all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency. At the group level, Rinker Materials represents around 80% of earnings. As a result, US$ performance represents the most appropriate measure of Rinker performance and value.

Use of Non-GAAP Information

Rinker believes that its business should be assessed using a variety of measures. All measures used in this presentation are based on financial information prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP). However, certain financial information used in this presentation is not separately defined in GAAP. The US Securities and Exchange Commission (SEC) requires that any such non-GAAP financial information included in this presentation be reconciled to GAAP financial information. Accordingly, footnotes reconciling such non-GAAP financial information have been included at the end of this presentation.

Use of pro-forma results prior to the year ended 31 March 2004

The results of the Rinker group prior to the year ended 31 March 2003 (YEM03), did not reflect the businesses that comprised the Rinker group on demerger from CSR Limited in accordance with an order of the Federal Court on 28 March 2003. Accordingly, unaudited pro forma financial information has been prepared for YEM03 and prior.

Before I begin I would like to remind you that although we currently report the Rinker results in both US$ and in A$, with over 80% of our profits generated in US$, we believe that reporting our earnings in US$ is the most appropriate way of judging Rinker’s performance.

An increasing number of investors and analysts are using, or plan to use, US$ in their earnings models.

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

The agenda today is in four parts, beginning with the financial performance…

Net profit and earnings per share (EPS)

up 37% in US$…dividend increased

6 months ended Sept 2004

	US$m		Change		A$m		change
Revenue	2,134		+15%		3,021		+7%
EBIT (2)	346		+34%		490		+24%
EBITDA (3)	469		+26%		664		+16%
Net profit (PAT) (4)	208		+37%		294		+26%
Free cash flow (5)	219		+7%		310		+2%
ROFE (6)	20.2%		+4.5	pp	20.1%		+2.9	pp
ROE (7)	14.9%		+2.7	pp	14.8%		+1.5	pp
ROE (7) Pre amortisation of goodwill	17.0%		+2.3	pp	16.9%		+0.8	pp
EPS (8)	22.0	c	+37%		31.2	c	+27%
EPS (8) Pre amortisation of goodwill	24.7	c	+32%		34.9	c	+22%
Dividend 100% franked					7	c	+17%

Weighted avge A$ exchange rate = 70.63 US cents in HYES04 vs 65.12 in HYES03

In US dollars, net profit and earnings per share for the half year rose 37%. Trading revenue was up 15% and EBIT up 34%. EBITDA rose 26%.

Return on equity – pre amortisation of goodwill – increased to 17%, compared to 14.7% for the previous corresponding period. Improving ROE has been one of our objectives, and we are pleased with the results so far.

Return on funds employed was also up strongly — to 20.2% from 15.7%.

Rinker’s ability to generate cash is one of its great strengths. Free cash flow was up 7% to US$219 million. This increase is smaller than the improved profit results due mainly to higher working capital at the end of September. This was from higher volume and revenue generally and the impact of hurricanes on our September position. Another factor impacting on free cash this half is the increasing value of inventories as we adjust to higher raw material input costs (eg steel and imported cement).

Directors have increased the interim dividend by one cent to seven cents Australian, up 17%.  The dividend continues to be fully franked.

EBITDA performance by segment shows both Rinker Materials

and Readymix up strongly again

6 months ended Sept 2004

	US$m	change	A$m	change

Aggregates	124	+11%

Cement	59	+2%

Concrete, block & asphalt	110	+36%

Concrete pipe & products	63	+25%

Other	17	N/a

Rinker Materials	374	+21%	529	+12%

Readymix	101	+46%	142	+34%

Corporate costs	-5		-7

Total EBITDA	469	+26%	664	+16%

• For definition of terms, refer to notes section at rear

• Numbers may not add due to rounding

All of our business segments delivered higher profits. The US subsidiary Rinker Materials Corporation increased EBITDA 21% to US$374 million. Virtually all of the growth in the half came from the base business, not acquisitions.

Concrete, block and asphalt performed particularly well – up 36% — due to higher prices and volumes, and operational improvement cost savings.

Markets in Florida and Arizona were very strong, with volumes and prices both higher.

Concrete pipe reported a strong improvement in profitability, with EBITDA up 25%. The Hydro team has done a very good job in difficult circumstances with steel and other input costs up substantially.

Readymix in Australia delivered a very pleasing result, with EBITDA up 34% in A$. Construction activity in Australia rose 6% during the year, lifting volumes. Average prices also rose in all products except Humes concrete pipe, where product mix changes dragged the average down slightly. Overall however, the concrete pipe business performed well, lifting profitability and return on funds employed.

Second quarter (of YEM05 year) results show ongoing growth

Qtr ended Sept 2004

	US$m	change pcp	A$m	change pcp
Revenue	1,076	+11%	1,527	+4%
EBITDA(9)	246	+27%	349	+18%
Depreciation	45	+13%	64	+5%
Amortisation	18	N/c	26	-7%
EBIT	183	+35%	259	+26%
PAT	112	+35%	160	+26%
EPS(10)	11.9c	+35%	16.9c	+26%
EPS(10) Pre amortisation of goodwill	13.3c	+32%	18.8c	+22%
Free cash flow (11)	151	-7%	213	-12%

For definition of terms, refer to notes section at rear

Turning now to the second quarter results, Rinker continued to grow strongly, with revenue up 11%.

Net profit, EBIT and earnings per share were all up 35%.

Pre-amortisation of goodwill, EPS was up 32% to 13.3 cents US.

EBITDA rose 27%.

This was despite the impact of four hurricanes in Florida during the quarter. That incidentally is unprecedented. Florida has never had that many hurricanes in a season since records began in 1851. Total cost of the hurricane damage to our operations was around US$2 million in damage to property, plus an amount for lost business which is very hard to estimate. But demand was strong in Florida before the hurricanes and it is strong subsequently.

Free cash flow for the quarter was US$151 million, down 7%. As well as the increase in working capital I mentioned, the timing of tax payments and operating capital expenditure saw higher payments in the second quarter this year compared to last year. We expect this to even out over the year.

Second quarter (of YEM05 year) EBITDA by business segment

shows further strong growth

Qtr ended Sept 2004

	US$m	change pcp	A$m	change pcp
Aggregates	63	+11%
Cement	30	+1%
Concrete, block & asphalt	57	+30%
Concrete pipe & products	35	+30%
Other	9
Rinker Materials	194	+24%	276	+15%
Readymix	54	+41%	77	+31%
Corporate costs	-3		-4
Total EBITDA	246	+27%	349	+18%

This growth in results in the second quarter continued at about the same pace as the first quarter.

Rinker Materials EBITDA rose by 24%. Product volumes were down in Florida due to the hurricane, with concrete down about 3%.

Block volumes were up. This business is generally a beneficiary of the bad weather in that it has become the preferred building material in Florida.

Aggregates EBITDA was up 11% during the quarter, with prices up strongly in Florida and Georgia in January, and a further small increase in July.

Cement profit was up slightly following the July price increase but ocean freight and power costs were higher.

Concrete pipe continued to improve, with volumes up about 10%.

Readymix EBITDA was up 31% in A$, mainly due to higher prices in aggregate and concrete.

Most products showed price and volume gains

Six months ended September 2004

[GRAPHIC]

This slide shows that most products across the Rinker product range showed price and volume gains.

In the US, aggregate prices and volumes rose 5%.

Rinker Materials’ cement volumes fell slightly as bulk sales to other suppliers returned to more normal levels and shipping shortages impacted import levels.

In Australia, concrete prices rose 4%, with volumes up strongly. Aggregate prices were up and volumes rose 3%.

Return on funds employed

Up 4.7 percentage points in past two years

Return on funds employed
%

US$	A$

[CHART]	[CHART]

Return on funds employed improved strongly to 20.2% in US$ — up from 15.5% two years ago and up from 17.1% at the year end in March.

Return on equity continues to improve

Return on equity
%

US$	A$

[CHART]	[CHART]

* pre amortisation of goodwill

Return on equity improved to 14.9% in US$, up from 13% at the March year end and 12.2% for the 12 months to September 2003.

Excluding goodwill – which puts us on the same basis as most of our peers – ROE is 17.0%, which compares well and is up from 14.7% a year earlier.

Lower gearing and higher interest cover
provide substantial flexibility for growth

Gearing/leverage*	Interest cover (US$)(14)
%	X

[CHART]	[CHART]

* Gearing/leverage: net debt / net debt plus equity (see note 13)

Net debt (12) fell almost US$100 million over the six months and is now just over US$500 million – around 0.6 times EBITDA for the year to September 2004.

Interest cover is over 17 times, while  gearing or leverage – that is, net debt to net debt plus equity – is 17.5%.

Rinker clearly is in a very strong financial position with plenty of flexibility for acquisition funding and capital management.

I should make the obvious comment here that progress on the buyback has been slower than we would like. There is some tension between pursuing both potential growth options and a buyback – particularly given our conservative approach to corporate governance.

We have deliberately erred on the side of governance and avoided buying our own stock whenever there is a prospect of a significant growth opportunity.  Given that we are regularly exploring opportunities, unfortunately the buyback has been something of a casualty.

Having made that comment, I should add that experience shows that the pursuit of value creating growth is often fraught with disappointment…many more opportunities are explored than are ever consummated.

We are also conscious of shareholder expectations regarding capital management and we continue to review the various options.

Return on funds employed improved in every

business segment across the group

Year ended 30 September

	YES04	YES03
Aggregates	18.9%	16.0%
Cement	29.1%	25.6%
Concrete, block & asphalt	22.7%	16.8%
Concrete pipe & products	19.0%	14.7%

Rinker Materials (US$)	20.7%	16.4%
Readymix (A$)	20.4%	15.8%

Rinker Group Limited (US$)	20.2%	15.7%

Return on funds employed improved strongly in every business segment.

This is a good measure for us as it reflects our efforts to lift the returns from every dollar of funds employed and to increase economic profit in every part of the business.

Cash flow is one of Rinker’s great strengths…

Free cash continues to grow

US$ million

[CHART]	[CHART]

Free cash flow: Net cash from operations less operating capital expenditure and interest paid. Refer to Note 5.

Cash flow has always been one of the great strengths of Rinker, and the cash generation capability continues to improve

This chart shows free cash flow – defined as net cash from operating activities, less operating capital expenditure and interest paid – over the past four and a half years.

Cash flow is one of Rinker’s great strengths…

Capital generating more free cash

Free cash as a % of funds employed(15)

US$ million

[CHART]

Free cash flow: Net cash from operations less operating capital expenditure and interest paid. Refer to Note 5.

This chart shows how much free cash we are generating per dollar of funds employed.

There has been a substantial increase of almost 60% in the past four years as we have focused on working our capital much harder.

Working capital to sales revenue
Down from 16.1% (Mar 01) to 12.2% (Sep 04)

[CHART]

Source : Rinker US$ accounts.

This chart shows working capital to sales revenue….another way of looking at how we are working our assets and capital.

You can see the steady decline from 16.1% to 12.2% since March 2001.

The blip in September this year is due to higher value inventories due to rising input costs and some delays in collections associated with the hurricanes in September.

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

Now to the business performance……..

[LOGO]

………….beginning with Rinker Materials in the US.

Rinker Materials Corporation

EBITDA up 21%, margin up to 22.6%

US$m HYES	04	03
Revenue	1,652	1,462	+13%
EBIT	273	209	+31%
EBITDA	374	308	+21%
Funds Empl	2,204	2,233	-1%

EBITDA/Sales %	ROFE %

[CHART]	[CHART]

Rinker Materials sales were up 13% for this half.

EBIT and EBITDA were both up strongly.

The EBITDA to sales margin is nicely up. While I don’t put much store in margins – which can move a lot depending on product mix and acquisitions - I know that many of you like to see higher margins. We still think there is room to increase them further – at least on a comparable business basis.

ROFE is the highest it has ever been in the US business.

Rinker Materials EBIT up 31%
Florida and Arizona performed strongly

•                  Rinker Materials sales up 13%, EBITDA up 21%, EBIT up 31%

•                  Return on funds employed up from 16.4% to 20.7%

•                  Growth due primarily to pricing gains, volume and operational improvement

•                  Operational improvement savings of US$19m

•                  Florida and Arizona businesses performed strongly

•                  Aggregates EBITDA up 11%; prices up almost 5%

•                  Cement EBITDA up 2%; prices up US$5 a ton in July

•                  Concrete, block & asphalt EBITDA up 36%

•                  Concrete pipe EBITDA up 25% : volumes up 9%, prices up 3%

•                  Pipe operational improvement savings, volume efficiencies and pricing offset higher steel and other raw material costs

Florida and Arizona were the big drivers of Rinker Materials’ improved profitability. These states accounted for 48% and 17% respectively of US sales revenue in the half year.

Florida quarry volumes were flat – due to the hurricanes —but prices were up strongly. Concrete, block and cement prices also showed good increases.

Arizona volumes were strong, backed by residential construction and some new commercial projects. Prices were up marginally in aggregate and asphalt but strongly in concrete.

In Nevada, concrete prices were up 6% but volumes were down. Block prices and volumes rose solidly.

Concrete pipe EBITDA was up 25% with volumes up 9%.

In the Other business segment, gypsum and polypipe performed well. In the small prestress business, volumes were down – largely due to the sale of two of the 11 plants in March – but prices were up. This business is not currently profitable and we will sell more plants when appropriate.

[LOGO]

Now we come to Readymix — Australia and China.

Readymix delivers another strong performance

in Australia as construction activity grows

A$m HYES	04	03
Revenue	682	593	+15%
EBIT	110	81	+35%
EBITDA	142	106	+34%
Funds Empl	917	898	+2%

EBITDA/Sales %	ROFE %

[CHART]	[CHART]

In A$, Readymix sales were up 15%, EBITDA up 34% and EBIT up 35% — due to further price recovery, higher volumes and cost savings.

The EBITDA to sales margin was up strongly to 20.9%.

Return on funds employed was also well up — from 15.8% to 20.4%.

The Humes concrete pipe business improved further, due to a strong focus on cost savings and efficiency – plus price increases.  The concrete products part of the business performed particularly well.

We continue to look for small, bolt-on acquisitions which can add value almost immediately to Readymix.

Readymix EBIT up 35% in A$

•                  Readymix sales up 15%, EBITDA up 34%, EBIT up 35%

•                  EBITDA/sales margin up 3.0 percentage pts to 20.9%

•                  Return on funds employed up from 15.8% to 20.4%

•                  Operational improvement cost savings of A$7m

•                  Concrete average prices up 4%

•                  Quarry average prices show double digit growth

•                  Concrete pipe volumes up 9%, average prices down slightly due mainly to product mix variation but profit up

•                  A$25m capital expenditure included two concrete plant upgrades, new concrete trucks and one small acquisition

•                  Cement Australia continues to work on delivering significant cost savings and synergy benefits

Concrete prices rose 4% and quarry prices were strong. Input costs like diesel and electricity were also up sharply.

We expect further price increases in Readymix next year.

Asphalt volumes were up as Emoleum began to recover after two to three years of disappointing results,

The Cement Australia joint venture between ACH and Holcim – in which Readymix holds 25% - continues to work on delivering significant cost savings and synergy benefits from last year’s merger.

Readymix spent $25 million of development capital on two concrete plant upgrades, new concrete trucks and one small acquisition during the half. Acquisitions during the previous 12 months have performed well, meeting projections and earning close to, or above, their cost of capital.

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

Now to strategy…

[LOGO]

Rinker Group Limited

Delivering shareholder value through top quartile performance

Our mission…

Delivering shareholder value through value-adding growth & continuous improvement of the base business

Our objective…

Rinker aims to be in the top quartile of its heavy building materials industry peers re growth in revenue, EBITDA, SVA and total shareholder return.

Our mission is to deliver shareholder value by being a top quartile performer in the industry — judged by growth in revenue, EBITDA, shareholder value added – and, as a result, total shareholder returns.

You may have seen this slide before – but it is important to know that we are achieving what we set out to achieve.

Rinker group strategy

Value-adding growth and performance

•                  Value-adding growth via acquisitions (circa US$200-300m p.a. from cashflows) and improving the base business, including greenfields investment

•                  Acquisitions primarily in the US but also in Australia

•                  Internal and external benchmarking helps drive improvement

•                  Aim to be lowest cost operator in our markets

•                  Hold the number one or two position in our markets

•                  Continuous operational improvement program (OIP) to reduce costs - aim to offset inflation each year

•                  Talented people with a high performance ethic and focus on shareholder value added

•                  A safe workplace

As many of you may know, our strategy is focused on delivering shareholder value both from acquisitions and by improving the base business.

The nature of the industry and our commitment to adding value means that our acquisition spend will be lumpy. Our focus remains the US, although we continue to look for bolt-ons in Australia.

Acquisitions in the US have been relatively scarce across the industry over the past two years — although we have just seen Cemex take out RMC at a significant premium.

We remain hopeful that the pace will pick up as the US economy improves.

In the half year we are reporting today there is little contribution from acquisitions. But the rate of growth has been little changed from what we have seen for the past six or seven years in Rinker Materials. This demonstrates the strength of the other half of our growth strategy – improving the base business.

Improving the base business includes greenfields expansion, and we have done much to extend our footprint – particularly in Florida and Nevada.

US$63 million in development capex for HYES04

(includes acquisitions)

Acquisitions

Loven Concrete, Tennessee, US (Rinker Materials)

RMC Florida Panhandle concrete and distribution business, US (Rinker Materials)

Southwest Readymix, US (Rinker Materials)

Holznagel, Australia (Readymix)

Greenfields expansion

Rinker Materials, US

Block plants: Fort Pierce, Jacksonville, Davenport (all Florida), Las Vegas expansion (Nevada)

Concrete plants: North Vero Beach, Zephryhills, LeJeune, West Fort Pierce, Regency Park (Florida), NW Las Vegas (Nevada)

Readymix, Australia

Concrete plant upgrades: Kawana, Narangba (Queensland)

Our development capital expenditure including acquisitions during the half year totalled US$63 million.

This included several small bolt-on acquisitions and expenditure on 10 new manufacturing plants or expansions in the US and two concrete plant upgrades in Australia.

These new plants are a low risk, high return approach to expanding our base business in fast growing regions where we already have a significant presence.

And they add strongly to the growth profile of our base business.

We have repeatedly said we expect to spend US $200-300m a year on average on acquisitions and development of our business. The important point here is the word “average”.

Clearly we have the funding. Acquisitions have been scarce but we expect the pace to pick up. Meanwhile we continue to knock on many doors.

Acquisitions are opportunistic in our industry and they could come at anytime.

[LOGO]

Around 90% of Rinker Materials sales are from

markets where we are the number one or two player

[GRAPHIC]

Arizona	Tennessee	Florida
Quarries/Sand & Gravel - 29	Quarries/Sand Plants - 9	Cement Plants - 2
Readymix Plants – 50	Ready-mix Plants – 12	Cement Terminals - 2
Sand & Gravel – 27	Polypipe - 1	Quarries/Sand Plants - 13
Asphalt – 14		Ready-mix Plants - 74
Pipe & Concrete Products – 1		Block Plants - 22
Bldg.Mat.Dist. Centers - 28
Pipe & Concrete Products - 5

This map shows the operating sites for Rinker Materials.

Although we are in 31 states the bulk of our business is in the high growth states of Florida, Arizona and Nevada, which represent around two thirds of our US sales revenue.

The important point is that not only are we in the high population growth areas of the country – which clearly underpin construction activity – but around 90% of our sales revenue comes from markets where we are either the leading player or number two player.

The strength of our market positions help to reinforce our ability to be a low cost producer and to ensure sustainable margins.

US$24m in operational improvement cost savings
aim to offset inflation

US$ millions

[CHART]

[LOGO]

Cost leadership is critical to us and Rinker people work hard every year to try to offset the costs of inflation.

Operational improvement cost savings totalled US$24 million in the half year.

This did not offset the particularly high cost increases we saw during the half – steel, ocean freight, electricity, diesel etc –but we have been able to recoup the remainder with price increases.

Rinker Materials performance lift since 1998… growth from
acquisitions and the base business

Sales – CAGR 13%	EBITDA – CAGR 20%

[CHART]	[CHART]

EBIT – CAGR 21%	EBITDA/Sales – CAGR 6%

[CHART]	[CHART]

All data is YEM – year ending March, except column labelled YES04 which is year ended September 2004

These charts show Rinker Materials’ performance over the past seven years.

We continually update this chart and you can see the consistent growth and improvement in performance over that time.

EBITDA has shown compound annual growth of 20% on 13% growth in sales….while EBIT has grown 21% per annum.

Margins have also improved strongly since 1998.

Revenue & EBITDA growth

In top quartile of global heavy building materials sector

Compound annual growth rate over past 5 years

Revenue	EBITDA

[CHART]	[CHART]

Source: Bloomberg and Rinker research. Based on last reported financial year end up to 12 November 2004

This is part of the benchmarking we do constantly. It shows two of the key measures we have in our mission statement – revenue and EBITDA growth.

Rinker remains in the top quartile for sales growth and is number one for EBITDA growth over the past five years.

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

Now to the outlook….

Positive outlook for US construction industry
Non-residential to turn up strongly from 2005

[CHART]

House starts (year ending December)

	2004	2005	2006
NAHB	+ 4.4%	- 4.2%	- 2.9%
PCA	+ 4.6%	- 5.9%	- 8.7%

Source: Portland Cement Ass’n Fall 2004 forecast - November 04; NAHB is Oct 04 forecast

Put in Place activity forecast (constant 1996$)

Forecasts for US construction activity are positive for the next two calendar years.

We have shown the Portland Cement Association forecast here which indicates that non-residential or commercial activity is expected to pick up strongly from next year. We are seeing evidence of this in our markets particularly Florida and Arizona.

The strong growth in residential construction is spurring growth in retail, education, health facilities, and tourism is also picking strongly in those areas.

The slide shows house start estimates from PCA & the National Association of Home Builders. NAHB is more optimistic than PCA in both years

Our view is that in our markets at least, housing is unlikely to fall heavily over that period.

Outlook positive for Infrastructure spending in YEM05
and next 6 year Federal road program

•                  Funding extended at record US$33.6b p.a level until end May 2005 as Congress continues to debate new six year plan

•                  Senate passed US$318 billion; the House passed a US$284 billion bill. Negotiations now to close the gap

•                  Congress’ decision on ethanol tax adds around US$3 – 4bn p.a. to funding

•                  President’s office has reportedly floated spending around the level requested by the House

•                  All major participants seeking an increase seen as a major employment generator and economic stimulus : 47,000 new jobs per US$1 billion spent on roads

•                  Previous six year plan, TEA-21, was US$218b

The next six year Federal road program is still under negotiation and the industry remains optimistic about prospects for a solid increase of around 30%, which equates to a compound growth rate of around 4% per annum.

The Senate and the House both strongly support spending levels well above the previous program.

The gap between the two houses is narrow but there are some other important points still to be negotiated, including increasing the returns to donor states like Florida, Arizona and Nevada – all of which contribute more to Federal road funds than they currently get back.

The current program continues to be rolled over at record levels with still some hope that congress may finalise the funding package before year end.

US mortgage interest rates at historically low levels

US 30yr fixed-rate mortgages since 1974

[CHART]

Source : Freddie Mac Survey & Mortgage Bankers Association of America

The next few slides will hopefully show you why we do not expect housing construction in the US to decline significantly in the foreseeable future.  There are many underlying reasons why it should remain strong….

This slide shows the key mortgage rate measure – the 30 year fixed rate mortgage.

Clearly rates, although now edging up, are also at historic lows.  This supports the argument that whilst housing activity may slow, it is unlikely to fall heavily in the short term.

US housing – new home
inventories remain at historically low levels

[CHART]

Source: US Census

New home inventories also remain at historic lows. In Florida in particular, we have examples of builders lifting prices to try to slow down the rate of new buyers wanting homes…because they can’t keep up with the demand.

Those builders who were around in the 80s can recall the disastrous impact of the heavy overbuilding we saw then.

Significant lift in home size and starts since 1975

Single family home size up 39%

House starts – Size 1975 to 2003

[CHART]

Source: State of the Nations Housing 2004, Joint Center for Housing Studies of Harvard University

This chart shows the growth in the size of homes being built today compared with those in 1975.

Single family homes today are on average 39% larger while the average multi-family home is 18% larger

That is a lot of additional construction materials required to build the homes of today.

US housing ageing and replacement rates too slow…

Needs 230 years at current rates to replace today’s stock

Median age of housing stock

[CHART]

Source US Census Bureau

This graph shows the median age of housing stock.

The Homeownership Alliance says it will take around 230 years to replace all of the existing housing stock in the US at the current rate .

It seems unlikely that today’s homes will last that long – particularly given that the current median age of homes is about 31 years.

Therefore the pace of rebuilding and replacing seems set to increase.

Non residential construction appears to be bottoming
with forecasters united in predicting a 2005 recovery

Non-residential construction - forecast year-on-year change

	2004	2005
McGraw-Hill Construction	1.3	4.9
NAHB	-4.8	2.4
Global Insight	0.1	7.2
Portland Cement Association	n/c	9.9
Economy.com	-3.8	1.2
Reed Business Information	-0.4	9
CONSENSUS	-1.3	6.2

Source: American Institute of Architects Jun 04.

PCA is based on Fall forecast

This chart shows several different forecasts for Non-residential construction in the US – both public and private.

The forecasters are united in predicting a recovery next calendar year although some are expecting improvement earlier.

Kermit Baker chief economist for the American Institute of Architects at a recent economic forum said non-residential will see its first year of growth since 2000 in 2005.

He said the that the commercial/industrial sectors offer particular growth potential next year

Australian construction growth continues.

Economic forecasters predict further upside

[CHART]

House starts

BIS	168.2	161.7
	-0.6%	-3.9%
HIA	160.4	149.3
	-5.2%	-6.9%

Source: BIS Shrapnel (November forecast) - Value of work done

Constant 2002/03 dollars

In Australia, construction activity continues to grow, despite the slowdown in housing. The BIS Shrapnel forecast in the slide shows total activity up 3-4% pa over the the next 2 years, due to strong engineering and non-residential, or commercial, activity.

Forecasts for housing construction vary. BIS Shrapnel remain optimistic with a flat outlook over the next 2 years.

The Housing Industry Association predicts a 5-6 % fall in each year.

Our view is that housing will fall slightly but engineering and non-residential activity will offset this and total activity will be up slightly.

In summary… Rinker results confirm ongoing, consistent growth from strong market positions…further improvement forecast

•                  HYES04 results in line with solid and sustained performance record over several years, including US$1.7 billion in acquisitions and strong organic growth

•                  Base business producing ongoing high level of growth in revenue and profit

•                  Benchmarking shows Rinker performing well vs peers

•                  Balance sheet strength positions Rinker well for value-adding growth from acquisitions and improvements in the base business

•                  Construction outlook in US and Australia remains positive beyond the year ending March 2005 (YEM05)

•                  Further price increases expected to offset higher input costs e.g. ocean freight, power, steel

•                  Trading EBIT for Rinker Materials and Readymix expected to increase 30% & 20% respectively in local currencies for YEM05

So, in summary…. these results confirm further strong and consistent performance and growth for Rinker.

The base business is growing very strongly – both in terms of pricing and volumes - and the outlook is generally favourable in the US and Australia for those businesses.

Our leading market positions in economically favourable locations have helped deliver consistent and strong growth over the years.

Ongoing benchmarking shows that on many measures we perform as well as, or better than, many of our peers…

A strong balance sheet and Rinker’s great cash flows provide a solid foundation for ongoing growth, together with further underlying improvements in the base business…..

The construction outlook across the US and Australia is positive for the remainder of the year and beyond….and we expect further price increases across the US and Australian businesses will offset higher costs.

Barring unforeseen circumstances, we expect higher trading EBIT in both Rinker Materials and Readymix this year – up around 30 and 20 percent respectively, in their local currency.

Thank you.

[LOGO]

Agenda

Part 1	Group financial performance

Part 2	Business performance

Part 3	Strategy

Part 4	Outlook

Notes

Notes

1                  Rinker’s operating subsidiaries (Rinker Materials Corporation in the US and Readymix Holdings Pty Ltd in Australia and China) each generate all revenue and incur all costs in their local currency. As a result, directors believe their performance is best measured in their local currency and are presented as such in this presentation.

2                  EBIT represents Profit on ordinary activities before finance and income tax.

3                  EBITDA represents EBIT before Depreciation and Amortisation (DA):

Segment Half year ended 30 September	EBITDA 2004	DA 2004	EBIT 2004	EBITDA 2003	DA 2003	EBIT 2003
Rinker Materials
Aggregate (US$m)	124.4	36.4	88.0	111.6	34.1	77.5
Cement (US$m)	59.3	10.8	48.5	58.0	10.6	47.4
Concrete, Block & Asphalt (US$m)	109.7	29.1	80.6	80.9	26.8	54.1
Concrete Pipe & Products (US$m)	63.3	15.6	47.7	50.6	16.1	34.5
Other (US$m)	16.8	8.4	8.4	6.6	11.6	(5.0)
Total Rinker Materials (US$m)	373.5	100.3	273.2	307.7	99.2	208.5
Readymix (US$m)	100.6	22.9	77.7	68.9	16.0	52.9
Corporate (US$m)	(4.8)	0.2	(5.0)	(3.8)	—	(3.8)
Total Rinker (US$m)	469.3	123.4	345.9	372.8	115.2	257.6

Total Rinker Materials (A$m)	528.8	142.0	386.8	472.5	152.3	320.2
Readymix (A$m)	142.3	32.4	109.9	106.1	24.8	81.3
Corporate (A$m)	(6.8)	0.3	(7.1)	(5.9)	—	(5.9)
Total Rinker (A$m)	664.3	174.7	489.6	572.7	177.1	395.6

4                  Profit After tax (PAT) represents Net Profit attributable to members of Rinker Group Limited.

5                 Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ million		A$ million
Half year ended 30 September	2004	2003	2004	2003
Operating profit before finance and tax	345.9	257.6	489.6	395.6
Depreciation and amortisation	123.4	115.2	174.7	177.1
Net income tax (paid) refunded	(12.9)	3.2	(18.2)	5.0
Change in working capital	(105.5)	(63.0)	(147.7)	(102.5)
Profit/loss on asset sales/non trade	(0.1)	3.8	(0.2)	5.6
Interest received	6.9	3.2	9.8	4.9
Other	(26.5)	(4.1)	(37.6)	(11.6)
Net Cash from operating activities	331.2	315.9	470.4	474.1
Operating capital expenditure	(87.6)	(86.4)	(124.7)	(131.6)
Interest paid	(25.0)	(25.7)	(35.6)	(39.0)
Free Cash Flow	218.6	203.8	310.1	303.5

Capital expenditure summary:
Operating capital expenditure	(87.6)	(86.4)	(124.7)	(131.6)
Development capital expenditure	(42.9)	(16.4)	(60.5)	(26.5)
Total purchase of property plant and equipment	(130.5)	(102.8)	(185.2)	(158.1)
Purchase of businesses	(20.5)	(11.1)	(28.6)	(15.7)
Total capital expenditure	(151.0)	(113.9)	(213.8)	(173.8)

6                 Reconciliation of Return on Funds Employed (ROFE)

Return on funds employed represents previous 12 months’ EBIT divided by end of period funds employed.

US$ million Year ended 30 September	EBIT 2004	Funds Employed 2004	ROFE 2004	EBIT 2003	Funds Employed 2003	ROFE 2003
Aggregates	148.6	784.2	18.9%	125.1	782.1	16.0%
Cement	96.6	331.9	29.1%	92.4	361.0	25.6%
Concrete, block, asphalt	142.9	629.4	22.7%	102.9	612.7	16.8%
Concrete pipe and products	66.3	349.5	19.0%	53.3	362.5	14.7%
Other	2.1	109.1	1.9%	(8.0)	114.2	(7.0)%
Total Rinker Materials	456.5	2,204.1	20.7%	365.7	2,232.5	16.4%
Readymix	134.9	657.3	20.5%	88.3	607.0	14.5%
Corporate	(10.4)	10.9	n/a	(7.8)	(1.1)	n/a
Consolidated Rinker group	581.0	2,872.3	20.2%	446.2	2,838.4	15.7%

A$ million Year ended 30 September	EBIT 2004	Funds Employed 2004	ROFE 2004	EBIT 2003	Funds Employed 2003	ROFE 2003
Aggregates	206.8	1,094.2	18.9%	201.7	1,157.2	17.4%
Cement	133.6	463.1	28.8%	150.5	534.0	28.2%
Concrete, block, asphalt	198.0	878.2	22.5%	167.4	906.6	18.5%
Concrete pipe and products	93.0	487.7	19.1%	85.9	536.2	16.0%
Other	3.2	152.1	2.2%	(12.8)	169.0	(7.6)%
Total Rinker Materials	634.6	3,075.3	20.6%	592.7	3,303.0	17.9%
Readymix	186.9	917.2	20.4%	142.2	898.1	15.8%
Corporate	(14.2)	15.2	n/a	(12.6)	(1.7)	n/a
Consolidated Rinker group	807.3	4,007.7	20.1%	722.3	4,199.4	17.2%

7                 Reconciliation of Return on Equity (ROE)

Return on equity represents the previous 12 months’ Net profit attributable to members of Rinker Group Limited divided by equity attributable to members of Rinker Group Limited.

Return on equity prior to goodwill amortisation is calculated byexcluding goodwill amortisation from Net Profit attributable to members of Rinker Group Limited.

	US$ million		A$ million
Year ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	351.4	255.0	487.8	410.3
Equity attributable to members of Rinker Group Limited	2,359.8	2,076.9	3,292.5	3,072.8
ROE	14.9%	12.2%	14.8%	13.3%
Goodwill amortisation (after tax)	50.7	51.0	70.1	83.4
Net profit attributable to members of Rinker Group Limited	351.4	255.0	487.8	410.3
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	402.1	306.0	557.9	493.7
ROE pre-amortisation of goodwill	17.0%	14.7%	16.9%	16.1%

8                 Reconciliation of Earnings per share for the half year ended 30 September 2004

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million		A$ million
Half year ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	207.6	151.8	293.8	232.8
Weighted average number of shares outstanding (million)	943.0	944.7	943.0	944.7
Earnings per share (cents)	22.0	16.1	31.2	24.6

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members of Rinker Group Limited excluding goodwill amortisation divided by the weighted average number of shares outstanding.

	US$ million		A$ million
Half year ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	207.6	151.8	293.8	232.8
Add back goodwill amortisation (after tax)	24.9	25.0	35.3	38.4
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	232.5	176.8	329.1	271.2
Weighted average number of shares outstanding (million)	943.0	944.7	943.0	944.7
Earnings per share pre-amortisation of goodwill (cents)	24.7	18.7	34.9	28.7

9                 EBITDA represents EBIT before Depreciation and Amortisation (DA):

Segment Quarter ended 30 September	EBITDA 2004	DA 2004	EBIT 2004	EBITDA 2003	DA 2003	EBIT 2003
Rinker Materials
Aggregate (US$m)	63.1	18.3	44.8	56.6	17.3	39.3
Cement (US$m)	30.2	5.4	24.8	29.8	5.3	24.4
Concrete, block & asphalt (US$m)	56.7	14.9	41.8	43.6	13.5	30.1
Concrete, pipe & products (US$m)	34.8	7.8	27.1	26.7	8.0	18.6
Other (US$m)	9.4	4.3	5.2	0.6	5.6	(5.1)
Total Rinker Materials (US$m)	194.3	50.6	143.6	157.2	49.8	107.4
Readymix (US$m)	54.1	12.5	41.7	38.3	8.3	30.0
Corporate (US$m)	(2.7)	0.1	(2.8)	(2.5)	—	(2.5)
Total Rinker group (US$m)	245.7	63.2	182.5	193.0	58.1	134.9

Total Rinker Materials (A$m)	275.8	71.8	204.0	239.9	75.9	163.9
Readymix (A$m)	76.5	17.7	58.9	58.5	12.7	45.8
Corporate (A$m)	(3.8)	0.1	(3.9)	(3.8)	—	(3.8)
Total Rinker group (A$m)	348.6	89.6	259.0	294.6	88.7	205.9

10          Reconciliation of Earnings per share for the quarter ended 30 September 2004

Earnings per share pre-amortisation of goodwill represents Net profit attributable to members of Rinker Group Limited excluding goodwill amortisation divided by the weighted average number of shares outstanding.

	US$ million		A$ million
Quarter ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	112.4	83.0	159.5	126.5
Add back goodwill amortisation (after tax)	12.4	12.5	17.5	19.1
Net profit attributable to members of Rinker Group Limited before goodwill amortisation	124.8	95.5	177.0	145.6
Weighted average number of shares outstanding (million)	941.5	944.8	941.5	944.8
Earnings per share pre-amortisation of goodwill (cents)	13.3	10.1	18.8	15.4

Earnings per share represents Net profit attributable to members of Rinker Group Limited divided by weighted average number of shares outstanding.

	US$ million		A$ million
Quarter ended 30 September	2004	2003	2004	2003
Net profit attributable to members of Rinker Group Limited	112.4	83.0	159.5	126.5
Weighted average number of shares outstanding (million)	941.5	944.8	941.5	944.8
Earnings per share (cents)	11.9	8.8	16.9	13.4

11          Reconciliation of Free cash flow

Free cash flow represents Net cash from operating activities less (1) operating capital expenditures included in cashflows from purchase of property, plant and equipment and (2) interest paid.

	US$ million		A$ million
Quarter ended 30 September	2004	2003	2004	2003
Operating profit before finance and tax	182.5	134.9	259.0	205.9
Depreciation and amortisation	63.2	58.1	89.6	88.7
Net income tax (paid) refunded	(12.2)	3.3	(17.2)	5.2
Change in working capital	(21.8)	(1.8)	(31.5)	(4.1)
Profit/loss on asset sales/non trade	0.2	4.7	0.2	7.0
Interest received	1.8	2.2	2.5	3.4
Other	8.5	14.5	12.5	15.6
Net Cash from operating activities	222.2	215.8	315.1	321.7
Operating capital expenditure	(54.0)	(35.8)	(76.7)	(52.5)
Interest paid	(17.6)	(18.2)	(25.1)	(27.7)
Free Cash Flow	150.7	161.7	213.3	241.5

Capital expenditure summary:
Operating capital expenditure	(54.0)	(35.8)	(76.7)	(52.5)
Development capital expenditure	(17.2)	(7.9)	(24.1)	(13.7)
Total purchase of property plant and equipment	(71.2)	(43.7)	(100.8)	(66.2)
Purchase of businesses	6.3	(4.9)	8.7	(6.5)
Total capital expenditure	(64.9)	(48.6)	(92.1)	(72.7)

12          Reconciliation of Net debt

Net debt represents current and non-current interest-bearing liabilities less cash assets.

	US$ million			A$ million
As at	30 Sept 2004	31 March 2004	30 Sept 2003	30 Sept 2004	31 March 2004	30 Sept 2003
Current interest-bearing liabilities	256.0	17.4	10.0	357.2	23.0	14.8
Non-current interest-bearing liabilities	685.2	912.4	998.4	956.0	1,208.2	1,477.1
Less: cash assets	(439.4)	(328.5)	(238.4)	(613.2)	(435.1)	(352.7)
Net debt	501.8	601.3	770.0	700.0	796.1	1,139.2

13          Reconciliation of gearing/leverage

Gearing/leverage represents (a) net debt divided by equity and (b) net debt divided by net debt plus equity.

	US$ million			A$ million
As at	30 Sept 2004	31 March 2004	30 Sept 2003	30 Sept 2004	31 March 2004	30 Sept 2003
Net debt	501.8	601.3	770.0	700.0	796.1	1,139.2
Equity	2,366.5	2,280.6	2,082.8	3,301.9	3,019.8	3,081.6
Gearing/leverage (net debt/ equity)	21.2%	26.4%	37.0%	21.2%	26.4%	37.0%
Gearing/leverage (net debt/ net debt plus equity)	17.5%	20.9%	27.0%	17.5%	20.9%	27.0%

14          Reconciliation of EBIT Interest Cover

EBIT interest cover represents EBIT divided by net interest expense.

Net interest expense represents interest expense less interest income.

	US$ million		A$ million
Year ended	30 Sept 2004	31 March 2004	30 Sept 2004	31 March 2004
Interest expense	49.6	54.6	68.5	78.9
Interest income	(16.1)	(11.7)	(22.2)	(16.4)
Net interest expense	33.5	42.9	46.3	62.5
EBIT (for last 12 months)	581.0	492.7	807.3	713.3
EBIT Interest Cover (times)	17.3	11.5	17.4	11.4

15          Reconciliation of Free cash as a % of Funds Employed

Free cash as a % of funds employed represents previous 12 months’ Free cash flow divided by end of period funds employed.

	US$ million		A$ million
Year ended	30 Sept 2004	30 March 2004	30 Sept 2004	30 March 2004
Free cash flow	456.0	441.2	621.1	614.5
Funds Employed	2,872.3	2,887.8	4,007.7	3,823.8
Free cash as a % of funds employed	15.9%	15.3%	15.5%	16.1%